Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

FILED VIA EDGAR

November 2, 2020

John Ganley

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	VictoryShares Top Veteran Employers ETF and VictoryShares Defend America ETF (each, a “Fund”), each a series of

Victory Portfolios II File Nos.: 333-181176 and 811-22696

Dear Mr. Ganley:

On behalf of Victory Portfolios II (the “Registrant”), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A (File No.: 333-181176), filed on June 19, 2020 (“PEA 78”).

VictoryShares Nasdaq Next 50 ETF. We note that on September 2, 2020, the Registrant filed with the Commission Post-Effective Amendment No. 81 to its registration statement pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (the “1940 Act”), incorporating the responses to the Staff’s comments. The Registrant filed its responses to the Staff’s comments relating specifically to VictoryShares Nasdaq Next 50 ETF as correspondence on EDGAR on or about September 2, 2020 (the “September 2, 2020 Response Letter”), and thus refers the Staff to its responses relating to that Fund contained in the September 2, 2020 Response Letter.

VictoryShares Top Veteran Employers ETF and VictoryShares Defend America ETF1. On September 1, 2020, the Registrant filed a post-effective amendment to its registration statement to delay the effectiveness of the registration statement as applicable to each of the VictoryShares Top Veteran Employers ETF and VictoryShares Defend America ETF until October 1, 2020. Subsequently, on September 30, 2020, October 20, 2020 and October 29, 2020, the Registrant filed post-effective amendments to its registration statement to further delay the effectiveness of the registration statement as applicable to each of the VictoryShares Top Veteran Employers

1 The Registrant notes that it expects to revise the Fund’s name to “VictoryShares Protect America ETF.” For ease of reference, however, the Registrant refers to the Fund’s name as included in PEA 78.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

ETF and VictoryShares Defend America ETF until October 20, 2020, October 30, 2020 and November 3, 2020, respectively. The Registrant will file with the Commission a post-effective amendment to its registration statement pursuant to Rule 485(b) under the 1940 Act, on or about November 3, 2020, incorporating the responses to the Staff’s comments described below. Below we identify in bold the Staff’s comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in PEA 78. We have attempted to accurately restate the Staff’s comments, which were provided on August 4, 2020, and further clarified and discussed in conversations with the Staff.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases. In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

General:

Prospectus:

1)	Please include completed fee tables and expense examples without brackets in correspondence with the rest of the Funds’ responses to the Staff’s comments at least five days prior to going effective.

Response: The Registrant will complete all fee tables and expense examples prior to the effectiveness of the registration statement.

2)	The Staff notes that footnote (2) to each fee table indicates that the Adviser may recoup advisory fees waived for up to three years after the fiscal year in which the waiver took place. Please either (i) revise the fee waiver agreement to provide for recoupment up to three years after the date of the waiver, or (ii) confirm that the Registrant has conducted a FAS 5 analysis with respect to each Fund (which has been provided to each Fund’s auditor) and concluded that recoupment is not probable.

Response: The Registrant represents that, consistent with its established procedures and current practices, it will conduct the FAS 5 analysis with respect to recoupment and transmit the analysis to each Fund’s independent auditor.

The Funds have not yet commenced operations and cannot recoup waived fees or reimbursed expenses amounts incurred prior to their operation, so any such analysis can only be done prospectively.

The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed. FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated. The Registrant does not believe that either condition has been met. In order for the event to be probable and able to be estimated, net assets for the Funds would have to increase significantly and/or expenses would have to significantly decrease. The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat the potential recapture as a liability. The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable Expense Limitation Agreement. The Registrant records this type of liability when it believes that the conditions have been met.

3)	Please state that each expense example applies whether you hold or sell all the shares.

Response: The Registrant will revise the disclosure consistent with the Staff’s comment.

4)	Please consider whether each Fund’s risk disclosures should be updated in light of current market events and conditions resulting from the COVID-19 pandemic, including how these events are affecting each Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Registrant believes that the existing disclosure addresses the Staff’s concerns and respectfully declines to make any changes to the disclosure. The Registrant respectfully refers the Staff to its “Equity Securities Risk” and “Stock Market Risk” disclosures, including, for example, references to “public health crises” and “pandemics, such as the coronavirus (or COVID-19).”

5)	Please consider describing the risk that, during times of market stress, authorized participants may be unwilling to participate in the creation/redemption process.

Response: The Registrant will revise the Funds’ disclosure to include this information.

6)	Please consider whether risks related to Brexit should be disclosed given each Fund’s disclosure of certain risks related to foreign investments.

Response: The Registrant believes that the disclosure addresses the Staff’s concerns and respectfully declines to make any changes to the disclosure. The Registrant respectfully refers the Staff to its disclosure included in “Foreign Investing Risk” in response to Item 9 of Form N-1A.

7)	Please supplementally inform the Staff which benchmark index each Funds intends to use when it discloses Funds performance.

Response: Each Fund currently intends to use its respective underlying index when it discloses performance.

8)	The “Information about the Funds’ Investments and Investment Techniques – Investment Companies” section indicates that the Funds may invest in securities of other companies. Please confirm that each will disclose acquired fund fees and expenses in its fee table to the extent that it would increase expenses by 0.01% or more.

Response: The Registrant confirms that it will disclose acquired fund fees and expenses in each Fund’s fee table to the extent acquired fund fees and expenses would increase Fund expenses by 0.01% or more.

9)	The table in the “Additional Information about the Funds’ Principal Risks” section identifies “Regulatory Risk” as a principal risk for each Fund. Please include this risk in the risk disclosure in the summary section for each Fund.

Response: The Registrant will revise the disclosure to delete “Regulatory Risk” as a principal risk for the VictoryShares Top Veteran Employers ETF, and will include “Regulatory Risk” in the summary section of the VictoryShares Defend America ETF.

Statement of Additional Information:

10)	The first paragraph of the “Fundamental Investment Policies and Limitations of the Funds – Concentration” section provides that none of the Funds may concentrate its investments in a particular industry. However, the second paragraph of this section provides that a Fund may concentrate in a particular industry or group of industries to the extent its index concentrates in a particular industry or group of industries. Please revise the disclosure in this section for consistency.

Response: The Registrant will revise the disclosure in this section so that it is internally consistent.

11)	The fourth entry in the “Non-Fundamental Investment Policies and Limitations of the Funds” section refers to limitations on investment in “illiquid securities.” Please consider revising this policy to refer to ‘illiquid investments” to be consistent with Rule 22e-4 under the 1940 Act.

Response: The Registrant will revise the disclosure to refer to “illiquid investments,” consistent with Rule 22e-4 under the 1940 Act.

Part C:

12)	The Staff notes that Exhibit (j)(2) refers to Consent of the Auditor. Please indicate that this is not applicable.

Response: The Registrant will revise Exhibit (j)(2) to indicate that it is not applicable.

VictoryShares Nasdaq Next 50 ETF:

Registrant’s responses to the Staff’s comments Nos. 13-16 relating to VictoryShares Nasdaq Next 50 are included in the September 2, 2020 Response Letter.

VictoryShares Top Veteran Employers ETF:

17)	The Staff notes that, although the Fund’s name refers to veterans, the strategy explains that the Index identifies companies that are most supportive of not only military veterans, but also service members and their families. In addition, while the Fund’s name refers to veteran employers, the Index methodology does not appear to consider employment of veterans in the selection of Index constituents. In light of these considerations, please explain why the Fund’s name is not potentially misleading.

Response: The Registrant believes that the Index’s methodology is rules-based and determined quantitatively. The Registrant notes that the underlying data sources are also rules-based. The Registrant has modified the Fund’s strategy to emphasize the focus on employment-related criteria used to develop the Index constituents.

The Registrant notes that references to service members in the description of the Index are intended to capture National Guard and Reserve members, many of whom are former full-time, active duty military personnel. The Registrant believes that the extension of a company’s support to families of veterans is meaningful and recognizes a broader commitment to veteran affairs. In this regard, the Registrant notes, for example, that the stated goal of the U.S. Department of Veteran Affairs is to run programs “benefiting veterans and members of their families” [emphasis added].

18)	The Staff notes that, according to the Index methodology, Index constituents must be members of the VETS eligible universe, which is based on “select lists” of publicly traded companies that are VETS-supportive. Please describe how the “select lists” are identified.

Response: The Registrant will revise the Fund’s disclosure to describe how the “select lists” are identified.

19)	The Staff notes that, according to the Index methodology, Index constituents must pass the VETS Index Committee credibility review. Please describe the composition of the VETS Index Committee and its credibility review process.

Response: The VETS Index Committee does not apply any review or approval of companies to be included in the eligible universe. The role of the VETS Index Committee is limited to monitoring for unusual or extraordinary developments that would warrant a company being removed from the eligible universe, and the Index methodology has been revised to reflect this limited role. VETS’ periodic rankings, survey and recognition programs used to compile the eligible universe are typically updated by its third-party sponsors once a year and do not, therefore, take into consideration events occurring in between updates. Some of these events may be related to corporate actions such as a corporate merger or bankruptcy, but could also include material negative news about a company (e.g., financial fraud).

The VETS Index Committee is currently comprised of three senior employees of VETS Indexes, including George Altman, the former Editor for Special Projects at Military Times. Mr. Altman, as a Managing Director of VETS Indexes, leads the firm’s proprietary survey, ranking and recognition programs.

20)	If the composition of the Index is determined by the VETS Index Committee, please provide the Staff with an analysis as to whether the VETS Index Committee is an “investment adviser” within the meaning of Section 2(a)(20) of the Investment Company Act and Section 202(a)(11) of the Investment Advisers Act.

Response: The definition of “investment adviser” appears both in Section 2(a)(20) of the 1940 Act and Section 202(a)(11) of the Investment Advisers Act of 1940, as amended

(the “Investment Advisers Act”). Each definition has an accompanying, so-called “publisher’s exception.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” of an investment company as: “(A) any person…who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).”

The VETS Index Committee does not provide any advice to the Fund regarding the desirability of any particular investment, but simply identifies and publishes Index constituents based upon the Index methodology. The Index is available publicly and not specifically designed for the Fund. Therefore, the Registrant believes that VETS Index Committee is not an investment adviser under clause (A).

Nor will the VETS Index Committee regularly perform substantially all of the duties as that of the Fund’s investment adviser. The role of the VETS Index Committee is to create the methodology for the Index, which has been designed for the Index to provide exposure to a certain investment theme. Although the Fund has elected to passively track the performance of the Index, the Adviser has management duties and obligations that go well beyond determining securities for investment and, with respect to which, the VETS Index Committee has no role. For example:

•	The Adviser has sole responsibility for investing Fund assets in a way to track Index performance, i.e., it buys and sells Fund securities and other assets and, importantly, determines exactly when and from where to buy and sell such securities and other assets;

•	The Adviser manages the Fund’s creation and redemption basket process;

•	The Adviser manages the federal income tax consequences of the Fund (e.g., tax harvesting);

•	The Adviser maintains a fiduciary duty to the Fund;

•	The Adviser oversees other service providers to the Fund and reports to the Board; and

•	The Adviser manages and implements, in conjunction with the Fund’s chief compliance officer, policies and procedures designed to ensure that the Fund complies with federal and state securities laws.

Nevertheless, even if the VETS Index Committee were determined to fall within the definition of an investment adviser under Section 2(a)(20) of the 1940 Act, the Registrant believes that the VETS Index Committee should be able to rely on the related “publisher’s exception,” which excepts “a person whose advice is furnished solely through uniform publications distributed to subscribers thereto.” The Index and its methodology is “uniform” in that it is the same in style, form and content at any given time for all parties who may choose to access it. The Index is not designed specifically for the Fund. The Index is a “publication” in that the Index constituents and methodology will be made generally available through the VETS Index public website and through other means, including a Bloomberg feed. As noted, the VETS Index Committee will post the composition of the Index after each rebalance on its public website, which is in addition to any disclosures made available by the Index’s calculation agent.

For the reasons cited above, the Registrant does not believe that the VETS Index Committee is an “investment adviser” as defined in Section 2(a)(20) and that, even if it were deemed to be such, the Registrant believes that the VETS Index Committee should be able to rely on the related “publisher’s exception.”

With respect to the Investment Advisers Act, because the Registrant is not in a position to determine whether the VETS Index Committee – an unaffiliated party – should be required to register under the Investment Advisers Act or whether it would qualify from an exception to the registration requirement. The Registrant has necessarily restricted its response above to the VETS Index Committee’s status under Section 2(a)(20) of the 1940 Act.

21)	In the “Principal Investment Strategy” section for the Fund, the second paragraph states that Index constituents must meet minimum liquidity thresholds. Please specify the liquidity thresholds.

Response: The Registrant will revise the Fund’s disclosure to include this information.

22)	In the “Principal Investment Strategy” section for the Fund, the last paragraph states that the Index may at times have fewer than 50 companies. Please state the current number of Index constituents as well as the typical range of the number of companies in the Index.

Response: The Registrant will revise the Fund’s disclosure to include this information.

23)	Please disclose the market capitalization range of the companies in the Index and how frequently the Index will be reconstituted and rebalanced.

Response: The Registrant will revise the Fund’s disclosure to include this information.

24)	If the constituents of the Index are determined by the VETS Index Committee rather than by rules-based criteria, please disclose risks related to the VETS Index Committee. For example, if applicable, consider disclosing that the degree to which the companies selected are supportive of veterans, service members and their families will be dependent on the judgment of the members of the VETS Index Committee.

Response: The Registrant respectfully refers the Staff to its responses to Comments 17 and 19 above.

25)	Please consider disclosing that because the Index constituents will be selected based on non-financial factors, the Fund may not perform as well as funds whose index constituents are based solely on financial criteria.

Response: The Registrant will revise the Fund’s disclosure under “Passive Investment Risk” to include this information.

VictoryShares Defend America ETF:

26)	In the “Principal Investment Strategy” section for the Fund, the Staff notes that the description of the Index appears to be inconsistent with the Index methodology. Please ensure that the Index description and methodology are consistent.

Response: The Registrant will revise the disclosure so that the Index description and methodology are consistent.

27)	The Staff notes that the Fund’s name suggests that the Fund will invest in companies related to defense of America. Please disclose a policy to invest at least 80% of the Fund’s assets in companies related to defense of America.

Response: The Registrant will rename this Fund as “VictoryShares Protect America ETF” (ticker symbol is SHLD). The Registrant respectfully refers the Staff to its response to Comment 29 below.

28)	In the “Principal Investment Strategy” section for the Fund, the second paragraph states that the Index is composed of companies with defense-related contracts in various fields including “communications,” “infrastructure” and “personal equipment.” Please define and limit these terms to refer only to defense-related communications, defense-related infrastructure and defense-related personal equipment.

Response: The Registrant will revise the Fund’s disclosure to include this information. The Registrant respectfully refers the Staff to its response to Comment 29 below.

29)	In the “Principal Investment Strategy” section for the Fund, the second paragraph states that Index constituents are selected from a universe of companies with defense-related contracts and companies that have “significant intellectual property (“IP”) contribution exposure.” Please revise this disclosure to describe how companies are selected from this universe and to limit the term “intellectual property” to defense-related intellectual property.

Response: The Registrant will revise the disclosure to states how Index constituents are selected from the universe and to clarify the term “intellectual property” as follows:

The Index identifies the top 50 eligible companies ranked by total national security contracts outstanding and projected revenue amounts, as well as other companies ranked in the top 200 eligible companies that are significant intellectual property (“IP”) contribution or exposure. IP contribution is defined as the company’s defense-related patents as a percentage of the global population.  IP exposure is defined as a company’s defense-related patents as a percentage of its own total patent activity.  The Index excludes companies with market capitalization of less than $100 million and any companies with average daily trading volume less than $1 million on average over the prior three month period.  Eligible securities must be listed on a U.S. exchange.

The Registrant has been informed that the Index Provider will revise the Index methodology to include the detailed steps for the selection of constituent selection.

30)	Please explain how many companies are in the Index, the market capitalization range of companies in the Index and how often the Index is reconstituted and rebalanced, and how the Index is weighted.

Response: The Registrant will revise the Fund’s disclosure to include this information.

31)	The Staff notes that a review of the Index constituents provided shows that many are not primarily defense-related companies. The Index is currently comprised of more than 15% by healthcare companies and certain other companies have only limited revenue from the government. Overall, the index appears to have less than 80% in defense-related companies. Please explain why the Index is an appropriate benchmark for the Fund or select an alternate index.

Response:

The Registrant will rename this Fund as “VictoryShares Protect America ETF” (ticker symbol is SHLD). The prospectus will describe SHLD’s investment strategy substantially as follows:

Under normal circumstances, the Fund seeks to achieve its investment objective by investing at least 80% of its assets in securities of companies in the Nasdaq Yewno Aerospace & Defense IndexTM (the “Index”) that are tied to the protection of national security interests of the United States. The Index is maintained exclusively by Nasdaq, Inc. (the “Index Provider”).

For this purpose, protection of the national security interests of the United States includes companies that: (1) are engaged in the traditional aerospace and defense industries; (2) have contracted with four U.S. government agencies (U.S. Department of Defense, U.S. Department of Energy, U.S. Department of Homeland Security, and NASA) to provide goods and services that those agencies consider necessary to build, maintain and operate infrastructure important to protecting U.S. national security, including as of the date of this Prospectus, companies that provide machinery, health care, communications, construction and engineering, and information technology goods and services relating to the protection of U.S. national security interests; and/or (3) provide significant intellectual property (“IP”) to traditional defense-related industries (aerospace, ammunition, communications, explosives, heavy weapons, infrastructure, naval equipment, small arms and training, nuclear, and personal equipment).

The Index utilizes a rules-based approach to track the performance of companies that rank highly according to current and projected U.S. national security revenue as measured by the size of signed defense-related contracts with the four select U.S. government agencies stated above and/or that may be innovative in the area of defense in terms of IP contribution or exposure.

From the universe of eligible securities, the Index identifies the top 50 eligible companies ranked by total outstanding contracts relating to the protection of U.S. national security interests, and projected revenue amounts. The Index also identifies other companies ranked in the top 200 eligible companies that have significant IP contribution or exposure in the defense-related areas stated above. The Index then excludes any companies (1) with market capitalization of less than $100 million, (2) with average daily trading volume less than $1 million on average over the prior three-month period and (3) which do not have any securities listed on a U.S. exchange.

From time to time, the Fund will concentrate its investments in an industry or group of industries to the extent the Index is so concentrated. As of the date of this Prospectus, the Index is concentrated in the aerospace and defense industry. The Index methodology, however, is not designed to limit the constituent companies to those within the traditional defense and aerospace industries as defined by a third party classification system. Instead, the Index Provider has developed a rules-based methodology for identifying companies that it believes are engaged in the security of the United States based on the significance of their products and services to select U.S. government agencies and/or their overall contribution to the advancement of aerospace and defense innovation. For example, a health care company that focuses on products, services or intellectual property that meaningfully contribute to national security (as measured by the Index) are consistent with the Fund’s name “Protect America” even if those products and services do not represent a significant portion (e.g., more than 50%) of the company’s revenues or assets.

For this reason, over time, the industries of companies comprising the Index may vary depending on the nature of the companies that the Index selects based on its rules-based criteria. The Index may include non-U.S. companies with securities listed on a U.S. exchange (including through depositary receipts). The Fund generally seeks to track the returns of the Index before fees and expenses by employing a replication strategy that seeks to hold all the stocks in the Index in proportion to their weightings in the Index.

The Index reconstitutes semi-annually, and the companies in the Index are custom-weighted based on a rules-based methodology that considers a company’s revenues associated with national security and a factor associated with each company’s IP patent activity, if any. The number of companies in the Index can change and may at times have fewer than 50 companies. As of October 15, 2020, the Index had a market capitalization range from $471 million to $1.6 trillion.

As noted above, the Index’s rules-based methodology does not consider sector classification of constituent securities. Instead, the Index’s methodology seeks to identify companies that are most exposed to and/or dependent upon (on an absolute basis) U.S. government revenues within the parameters of what the Fund reasonably believes can be considered national security-related activities. The Registrant notes that the Index seeks to select companies by leveraging a multifactor model that measures two main dimensions: 1) contribution of each company to aerospace and defense federal spending and technology development; and 2) concentration of each company’s business in aerospace and defense technology development.

The Registrant further notes that the universe of eligible securities is based on the value of the defense-related government contracts each of the four government agencies (U.S. Department of Defense, U.S. Department of Energy, U.S. Department of Homeland Security and NASA) has with each company, and is not necessarily based on the importance of such contributions to the operations of each company relative to its other lines of business.  The contribution of a company’s government contracts relative to the universe’s overall aerospace and defense contract and projected revenue is, however, relevant to how such company is weighted in the Index’s composition.

Moreover, while many widely-used industry classification systems (e.g., Global Industry Classification Standard (GICS) or Industrial Classification Benchmark (ICB)) identify over 50% of the Index constituents as tied to the traditional aerospace and defense industries, the Registrant notes that the same systems may not necessarily reflect a company’s revenue related to aerospace and defense or their contribution to the overall providers of contracts to the above referenced government agencies.   For example, according to FactSet, several of the contributors to the second largest sector in the Index, Software & Computer Services, derive more than 80% of their revenues from “Aerospace and Defense Manufacturing.”

For these reasons, the Registrant believes that the name “Protect America” accurately reflects the Fund’s investment strategy, the nature of the underlying index and the nature of the constituent components of the underlying index (the methodology of which is described in the prospectus), and thus is not misleading.

Should you have any additional questions concerning these responses or the filing, please call me at (212) 839-8600.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:        Leigh A. Wilson, Chair, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP